UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

NOBLE CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	98-1575532
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13135 Dairy Ashford, Suite 800 Sugar Land, Texas	77478
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Ordinary Shares, par value $0.00001 per share	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

N/A

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

As previously reported, on July 31, 2020 (the “Petition Date”), Noble Holding Corporation plc (formerly known as Noble Corporation plc), a public limited company incorporated under the laws of England and Wales (“Legacy Noble”), and certain of its subsidiaries, including Noble Finance Company (formerly known as Noble Corporation), an exempted company incorporated in the Cayman Islands with limited liability, filed voluntary petitions in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) seeking relief under chapter 11 of title 11 of the United States Code. On September 4, 2020, the Debtors (as defined herein) filed with the Bankruptcy Court the Joint Plan of Reorganization of Noble Corporation plc and its Debtor Affiliates, which was subsequently amended on October 8, 2020 and October 13, 2020 and modified on November 18, 2020 (as amended, modified or supplemented, the “Plan”), and the related disclosure statement. On September 24, 2020, six additional subsidiaries of Legacy Noble (together with Legacy Noble and its subsidiaries that filed on the Petition Date, as the context requires, the “Debtors”) filed voluntary petitions in the Bankruptcy Court. The chapter 11 proceedings were jointly administered under the caption Noble Corporation plc, et al. (Case No. 20-33826) (the “Chapter 11 Cases”). On November 20, 2020, the Bankruptcy Court entered an order confirming the Plan.

In connection with the Chapter 11 Cases and the Plan, on and prior to the Effective Date (as defined herein), Legacy Noble and certain of its subsidiaries effectuated certain restructuring transactions, pursuant to which Legacy Noble formed Noble Corporation, an exempted company incorporated in the Cayman Islands with limited liability (“Noble”), as an indirect, wholly-owned subsidiary of Legacy Noble and transferred to Noble substantially all of the subsidiaries and other assets of Legacy Noble. On February 5, 2021 (the “Effective Date”), the Plan became effective in accordance with its terms, the Debtors emerged from the Chapter 11 Cases and Noble became the new parent company. On the Effective Date and pursuant to the Plan, Noble issued its ordinary shares, par value $0.00001 per share (the “Ordinary Shares”), seven-year warrants with Black-Scholes protection (the “Tranche 1 Warrants”), seven-year warrants with Black-Scholes protection (the “Tranche 2 Warrants”) and five-year warrants with no Black Scholes protection (the “Tranche 3 Warrants” and, collectively with the Tranche 1 Warrants and the Tranche 2 Warrants, the “Emergence Warrants”). On February 25 to February 26, 2021, Noble issued penny warrants to purchase Ordinary Shares, with an exercise price of $0.01 per share (the “Penny Warrants”).

The class of securities to be registered hereby is the Ordinary Shares. The following is a description of the Ordinary Shares and related provisions of Noble’s Amended and Restated Articles of Association (the “Articles”) and Amended and Restated Memorandum of Association (the “Memorandum”). This description is only a summary and does not purport to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the full text of the Articles and the Memorandum, which are filed as Exhibit 3.1 and Exhibit 3.2, respectively, hereto and incorporated herein by reference, and the applicable provisions of Cayman Islands law. In the following description, a “shareholder” is a holder of Ordinary Shares.

Noble has been approved to list the Ordinary Shares on the New York Stock Exchange under the symbol “NE.”

Ordinary Shares

Authorized Share Capital

Pursuant to the Memorandum, the share capital of Noble is $6,000 divided into 500,000,000 ordinary shares of a par value of $0.00001 each and 100,000,000 shares of a par value of $0.00001 each, each of such class or classes having the rights as the Board of Directors of Noble (the “Board”) may determine from time to time.

Voting

The holders of Ordinary Shares will be entitled to one vote per share. The Articles do not provide for cumulative voting.

There are no limitations imposed by Cayman Islands law or the Articles on the right of nonresident shareholders to hold or vote their Ordinary Shares.

All or any of the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may be varied only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Under Cayman Islands law, some matters, like altering the Memorandum or the Articles, changing the name of Noble, voluntarily winding up Noble or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require the approval of shareholders by a special resolution. A special resolution is a resolution passed by the holders of at least two thirds of the shares voted at a general meeting or approved in writing by all shareholders of Noble entitled to vote at a general meeting of Noble.

Quorum for General Meetings

The presence of shareholders who, present in person (which, in the case of a corporate shareholder shall include being present by a representative) or by proxy, together represent at least the majority of the total voting rights of all the shareholders entitled to vote in relation to the meeting. The matters set forth below require the presence of at least two thirds of the total voting rights of all the shareholders entitled to vote in relation to the meeting:

•	the adoption by Noble of a resolution to remove a director; or

•	the adoption by Noble of a resolution to amend, vary, suspend the operation of, disapply or cancel:

•	Articles 21.1, 21.2 and 21.11, which relate to the convening of, and proceedings and procedures at, general meetings;

•	Article 26, which relates to the number and qualifications of the directors of Noble;

•	Article 28, which relates to the appointment and removal of directors of Noble;

•	Article 29, which relates to vacancies on the Board; or

•	Article 48, which relates to transactions with Interested Shareholders (as defined in the Articles).

The shareholders present at a duly constituted general meeting may continue to transact business until adjournment, despite the withdrawal of shareholders that leaves less than a quorum.

Dividend Rights

Subject to any rights and restrictions of any other class or series of shares, the Board may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of Noble’s lawfully available funds. The Board may declare that any dividend be paid wholly or partly by the distribution of shares of Noble or specific assets.

Although Noble does not expect to pay periodic cash dividends on Ordinary Shares in the foreseeable future, any future declaration and payment of dividends by Noble would be:

•	dependent upon its results of operations, financial condition, cash requirements and other relevant factors;

•	subject to the discretion of the Board;

•	subject to restrictions contained in debt instruments; and

•	payable only out of its accumulated profits or its share premium account in accordance with Cayman Islands law.

The share premium account is the excess of the purchase price for shares issued over the nominal or par value of those shares.

Rights Upon Liquidation

Upon the liquidation of Noble, after creditors of Noble have been paid in full and the full amounts that holders of any issued shares ranking senior to the Ordinary Shares as to distribution on liquidation or winding up are entitled to receive have been paid or set aside for payment, the holders of Ordinary Shares are entitled to receive, pro rata, any remaining assets of Noble available for distribution. The liquidator may deduct from the amount payable in respect of those Ordinary Shares any liabilities the holder has to or with Noble.

No Sinking Fund

The Ordinary Shares have no sinking fund provisions.

No Liability for Further Calls or Assessments

The Ordinary Shares are duly and validly issued, fully paid and nonassessable.

No Preemptive Rights

Holders of Ordinary Shares will have no preemptive or preferential right to purchase any securities of Noble.

Redemption and Conversion

The Ordinary Shares will not be convertible into shares of any other class or series or be subject to redemption either by Noble or the holder of the shares unless the manner of redemption has been determined, by a special resolution of the shareholders, before the issue of such Ordinary Shares.

Repurchase

Under the Articles, Noble may purchase any issued Ordinary Shares in the circumstances and on the terms as are agreed by Noble and the holder of the shares whether or not Noble has made a similar offer to all or any other of the holders of Ordinary Shares.

Restrictions on Transfer

Subject to the rules of the New York Stock Exchange and any other stock exchange on which the Ordinary Shares may be listed, the Board may, in its absolute discretion and without assigning any reason, decline to register any transfer of shares.

Other Classes or Series of Shares

The Board may from time to time authorize by means of a board resolution the issuance of preferred shares in one or more series of preferred shares, and in the resolution or resolutions providing for the issue of such shares, the Board is expressly authorized to fix for each such series the number of shares which shall constitute such series, voting power, full or limited, or no voting power, and designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof. Such a “blank check” preferred share provision could have certain “anti-takeover” effects. See “—Anti-Takeover Provisions.”

Compulsory Acquisition of Shares Held by Minority Holders

An acquiring party is generally able to acquire compulsorily the Ordinary Shares of minority holders in one of two ways:

•

By a procedure under the Cayman Islands Companies Act (the “Companies Act”), known as a “scheme of arrangement.” A scheme of arrangement is made by obtaining the consent of the Cayman Islands company, the consent of the court and approval of the arrangement by holders of Ordinary Shares (1) representing a majority in number of the shareholders present at the meeting held to consider the arrangement and (2) holding at least 75% of all the issued Ordinary Shares other than those held by the acquiring party, if any. If a scheme of arrangement receives all necessary consents and approvals, all holders of ordinary shares of a company would be compelled to sell their shares under the terms of the scheme of arrangement.

•

By acquiring pursuant to a tender offer 90% of the Ordinary Shares not already owned by the acquiring party (the “offeror”). If an offeror has, within four months after the making of an offer for all the Ordinary Shares not owned by the offeror, obtained the approval of not less than 90% of all the shares to which the offer relates, the offeror may, at any time within two months after the end of that four-month period, require any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares, unless within one month from the date on which the notice to compulsorily acquire was given to the nontendering shareholder, the nontendering shareholder is able to convince the court to order otherwise. The Companies Act also provides that a resolution of shareholders shall not be required in circumstances where a parent company seeks to merge with a subsidiary company (that is, a company in which it owns 90% of the issued and outstanding shares). In that event, providing that the remaining requirements for a merger have been met, once the offeror has acquired 90% of the target it will be able effectively to “squeeze out” the remaining minority shareholders without having to wait out the aforementioned four-month period.

Registration Rights

Equity Registration Rights Agreement

On the Effective Date, Noble entered into a registration rights agreement (the “Equity Registration Rights Agreement”) with certain parties who received Ordinary Shares under the Plan (“RRA Shareholders”). Under the Equity Registration Rights Agreement, RRA Shareholders have certain demand and piggyback registration rights, subject to the limitations set forth in the Equity Registration Rights Agreement. Pursuant to their underwritten offering registration rights, RRA Shareholders have the right to demand that Noble register underwritten offerings of any or all of their Registrable Securities (as defined in the Equity Registration Rights Agreement) pursuant to an effective registration statement, subject to certain conditions, including that the aggregate proceeds expected to be received from such an offering is equal to or greater than $20 million, unless such demand is not pursuant to a shelf registration statement, in which case certain RRA Shareholders may require that Noble register an underwritten offering for an amount that would enable all remaining Registrable Securities to be included in such offering. In addition, the Equity Registration Rights Agreement requires Noble to register for resale such Registrable Securities pursuant to Rule 415 under the Securities Act, including by filing a registration statement on Form S-1 or Form S-3 by the applicable deadline set forth in the Equity Registration Rights Agreement.

The foregoing description of the Equity Registration Rights Agreement is only a summary and does not purport to be complete, and such description is qualified in its entirety by reference to the full text of the Equity Registration Rights Agreement, which is filed as Exhibit 4.1 hereto and incorporated herein by reference.

Merger Registration Rights Agreement

On April 15, 2021, in connection with the closing of Noble’s acquisition of Pacific Drilling Company LLC in an all-stock transaction (the “Merger”), Noble entered into a registration rights agreement (the “Merger Registration Rights Agreement”) with each of the holders identified therein (the “Merger RRA Holders”) pursuant to which, among other things, Noble will be required to file with the Securities and Exchange Commission a registration statement registering for resale the Ordinary Shares issuable to the Merger RRA Holders upon consummation of the Merger, and subject to certain limitations set forth therein, certain Merger RRA Holders have customary shelf, demand and piggyback registration rights. In addition, pursuant to the Merger Registration Rights Agreement, certain Merger RRA

Holders have the right to require Noble, subject to certain limitations set forth therein, to effect a distribution of any or all of their Ordinary Shares by means of an underwritten offering. Noble is not obligated to effect any underwritten offering unless the dollar amount of the registrable securities of the Merger RRA Holder(s) demanding such underwritten offering to be included therein is reasonably likely to result in gross sale proceeds of at least $20 million.

The foregoing description of the Merger Registration Rights Agreement is only a summary and does not purport to be complete, and such description is qualified in its entirety by reference to the full text of the Merger Registration Rights Agreement, which is filed as Exhibit 4.2 hereto and incorporated herein by reference.

Transfer Agent

The transfer agent and registrar for the Ordinary Shares is Computershare Inc., a Delaware corporation.

Anti-Takeover Provisions

General

The Articles have provisions that could have an anti-takeover effect. These provisions are intended to enhance the ability of the Board to deal with unsolicited takeover attempts by increasing the likelihood of continuity and stability in the composition of the Board. These provisions could have the effect of discouraging transactions that may involve an actual or threatened change of control of Noble.

Number of Directors

The Articles provide that the Board will consist of not less than three directors nor more than nine directors, the exact number to be set from time to time by an ordinary resolution. An ordinary resolution is a resolution passed by the holders of more than 50% of the shares voted at a general meeting or approved in writing by all shareholders of Noble entitled to vote at a general meeting of Noble.

Advance Notice Provisions

The Articles establish an advance notice procedure that must be followed by shareholders if they wish to nominate candidates for election as directors at an annual general meeting of shareholders. The Articles provide generally that, if a shareholder desires to nominate a candidate for election as a director at an annual general meeting, then such shareholder must give us notice not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual general meeting. The notice must contain specified information concerning the shareholder submitting the proposal. These procedures do not apply to the Investor Director (as defined herein).

Action Only by Unanimous Written Consent

Subject to the terms of any other class of shares in issue, any action required or permitted to be taken by the holders of Ordinary Shares must be taken at a duly called annual or extraordinary general meeting of shareholders or by written resolution signed by all of the holders of Ordinary Shares. Extraordinary general meetings may be called by a majority of the entire Board, the Chairman of the Board, the Chief Executive Officer or by shareholders holding at least 30% of paid up voting share capital of Noble.

Preferred Shares

The Board is authorized, without obtaining any vote or consent of the holders of any class or series of shares, unless expressly provided by the terms of issue of a class or series, to issue from time to time any other classes or series of shares with the designations and relative powers, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or terms or conditions of redemption as they consider fit. The Board could authorize the issuance of preferred shares with terms and conditions that could discourage a takeover or other transaction that holders of some or a majority of the Ordinary Shares might believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares. No preferred shares have been established as of the date of this registration statement.

Quorum Requirements

The special quorum provisions contained in the Articles require the presence of shareholders who, present in person (which, in the case of a corporate shareholder shall include being present by a representative) or by proxy, together represent at least the majority of the total voting rights of all the shareholders entitled to vote in relation to the meeting. The matters set forth below require the presence of at least two thirds of the total voting rights of all the shareholders entitled to vote in relation to the meeting:

•	the adoption by Noble of a resolution to remove a director; or

•	the adoption by Noble of a resolution to amend, vary, suspend the operation of, disapply or cancel:

•	Articles 21.1, 21.2 and 21.11, which relate to the convening of, and proceedings and procedures at, general meetings;

•	Article 26, which relates to the number and qualifications of the directors of Noble;

•	Article 28, which relates to the appointment and removal of directors of Noble;

•	Article 29, which relates to vacancies on the Board; or

•	Article 48, which relates to transactions with Interested Shareholders (as defined in the Articles).

Restrictions on Business Combinations

As a Cayman Islands company, Noble is not subject to Section 203 of the Delaware General Corporation Law, which restricts business combinations with interested shareholders. However, Article 48 of the Articles contains provisions that largely mirror the intention of Section 203 and generally restrict “business combinations” between Noble and an “interested shareholder.” Specifically, “business combinations” between an “interested shareholder” and Noble are prohibited for a period of three years after the time the interested shareholder acquired its shares, unless:

•	the business combination or the transaction resulting in the person becoming an interested shareholder is approved by the Board prior to the date the interested shareholder acquired Noble’s shares;

•	the interested shareholder acquired at least 85% of Noble’s shares in the transaction in which it became an interested shareholder; or

•

the business combination is approved by a majority of the Board and by the affirmative vote of disinterested shareholders holding at least two thirds of the shares generally entitled to vote which are not owned by the interested shareholder.

For purposes of Article 48, “business combinations” is defined broadly to include mergers, consolidations of majority owned subsidiaries, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of Noble, and most transactions that would increase the interested shareholder’s proportionate share ownership in Noble. “Interested shareholder” is defined as a person who, together with any affiliates and/or associates of that person, beneficially owns, directly or indirectly, 15% or more of the issued voting shares of Noble.

Notwithstanding the foregoing, Article 48 of the Articles will not apply to a business combination with any interested shareholder that is a “qualifying interested shareholder.” A “qualifying interested shareholder” means any person that becomes an interested shareholder as a result of the issuance of Ordinary Shares, Penny Warrants and Emergence Warrants to such person or any of its affiliates or associates on the Effective Date pursuant to the Plan (including Ordinary Shares issued pursuant to the Backstop Commitment Agreement); provided that if at any time a qualifying interested shareholder owns, directly or indirectly (together with its associates and affiliates), less than the “specified ownership percentage” of the voting shares of Noble for 365 consecutive days, such person shall cease to be a qualifying interested shareholder on such 365th day. “Specified ownership percentage” means 15% of the combined voting power of the voting shares of Noble; provided that if a qualifying interested shareholder owns, directly or indirectly (together with its associates and affiliates), less than 15% of the combined voting power of the voting shares of Noble as the result of the issuance by Noble of additional voting shares, then, with respect to such qualifying interested shareholder, the specified ownership percentage means 10% of the combined voting power of the voting shares of Noble until such time, if any, as such qualifying interested shareholder owns, directly or indirectly (together with its associates and affiliates), 15% or more of the combined voting power of the voting shares of Noble, in which case the specified ownership percentage with respect to such person shall again mean 15% of the combined voting power of the voting shares of Noble. The acquisition of additional voting shares by any qualifying interested shareholder on or following the Effective Date will not result in such person ceasing to constitute a qualifying interested shareholder.

Director Designation Right

Pursuant to the Articles, subject to certain conditions and limitations, for so long as the Designated Entities (as defined below) hold, in the aggregate, no fewer than 20% of the outstanding and issued Ordinary Shares, the Designated Entities (with such right exercised by their designating party) shall be entitled to nominate, and the Board shall appoint, and remove one director (the “Investor Director”). For so long as the Designated Entities hold, in aggregate, no fewer than 20% of the outstanding and issued Ordinary Shares, the Investor Director may be removed by, and only by, the affirmative vote or written consent of the designating party. If the designating party entitled to designate a person to fill any directorship fails to do so, then such directorship shall remain vacant until filled by such designating party. “Designated Entities” means the funds and accounts for which the same person serves as investment manager, advisor or sub-advisor (as applicable) on the Effective Date and which funds and accounts own, in the aggregate, in excess of 35% of the issued and outstanding Ordinary Shares upon effectiveness of the Plan on the Effective Date. Pacific Investment Management Company LLC (the “Investor Manager”) is currently the designating party for the Designated Entities. The Investor Manager has designated an Investor Director, pursuant to which the Board appointed Paul Aronzon to serve as a director on April 19, 2021.

Item 2.	Exhibits.

Exhibit Number	Description

2.1	Modified Second Amended Joint Plan of Reorganization of Noble Corporation plc (n/k/a Noble Holding Corporation plc), a company incorporated under the laws of England and Wales (“Legacy Noble”), and its Debtor Affiliates (filed as Exhibit 2.1 to Legacy Noble’s Current Report on Form 8-K filed on November 23, 2020 and incorporated herein by reference).

3.1	Amended and Restated Memorandum of Association of Noble (filed as Exhibit 3.1 to Noble’s Current Report on Form 8-K filed on February 8, 2021 and incorporated herein by reference).

3.2	Amended and Restated Articles of Association of Noble (filed as Exhibit 3.2 to Noble’s Current Report on Form 8-K filed on February 8, 2021 and incorporated herein by reference).

4.1	Equity Registration Rights Agreement, dated as of February 5, 2021, by and among Noble Corporation and the holders party thereto (filed as Exhibit 10.6 to Noble’s Current Report on Form 8-K filed on February 8, 2021 and incorporated herein by reference).

4.2	Registration Rights Agreement, dated as of April 15, 2021, by and among Noble Corporation and the holders party thereto (filed as Exhibit 10.1 to Noble’s Current Report on Form 8-K filed on April 16, 2021 and incorporated herein by reference).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: June 8, 2021	NOBLE CORPORATION

	By:	/s/ Richard B. Barker
Name: Richard B. Barker
Title: Senior Vice President and Chief Financial Officer